Filed by DIRECTV
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
 Commission File No.: 333-197144
CORPORATE PARTICIPANTS

 Martin Sheehan The DIRECTV Group, Inc. - VP of IR
 Mike White The DIRECTV Group, Inc. - President and CEO
 Bruce Churchill The DIRECTV Group, Inc. - President of DIRECTV Latin America
 Pat Doyle The DIRECTV Group, Inc. - EVP and CFO

CONFERENCE CALL PARTICIPANTS

 Ben Swinburne Morgan Stanley - Analyst
 David Joyce ISI Group - Analyst
 Amy Yong Macquarie Research Equities - Analyst
 Craig Moffett MoffettNathanson LLC - Analyst
 Mike McCormack Jefferies & Co. - Analyst
 James Ratcliffe Buckingham Research - Analyst
 Matthew Harrigan Wunderlich Harrigan - Analyst
 Thomas Eagan Telsey Advisors - Analyst
 Marci Ryvicker Wells Fargo Securities, LLC - Analyst
 Richard Greenfield BTIG - Analyst
 Tuna Amobi S&P Capital IQ - Analyst
 Jason Bazinet Citigroup - Analyst

 PRESENTATION

Operator

Good day, ladies and gentlemen. My name is Aaron and I will be your conference operator today. At this time, I would like to welcome everyone to the DIRECTV second-quarter 2014 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question-and-answer period.

It is now my pleasure to turn the call over to your host, Martin Sheehan, Vice President of Investor Relations. Sir, you may begin.

Martin Sheehan - The DIRECTV Group, Inc. - VP of IR

Thank you, Aaron, and thank you, everyone, for joining us for our second-quarter 2014 financial results and outlook conference call. With me today on the call are Mike White, our President and CEO; Pat Doyle, our CFO; Bruce Churchill, President of DIRECTV Latin America; Fazal Merchant, CFO of DIRECTV Latin America; and Larry Hunter, our General Counsel.

In a moment, I will hand the call over to Mike, Bruce, and Pat for some introductory remarks, but first I need to read to you the following: On this call, we make statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially are described in the risk-factor section and elsewhere in each of our DIRECTV's annual reports on Form 10-K, quarterly reports on Form 10-Q, and other filing with the SEC, which are available at www.SEC.gov. Examples of forward-looking statements include, but are not limited to, statements we make related to our business strategy and regarding our outlook for financial results, liquidity, and capital resources.

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Additionally, in accordance with the SEC's Regulation G that requires companies reporting non-GAAP financial measures to reconcile these measures to the most directly comparable GAAP measure, we provide reconciliation schedules for the non-GAAP measures, which are attached to our earnings release and posted on our website at DIRECTV.com.

With that, I am pleased to introduce Mike.

Mike White - The DIRECTV Group, Inc. - President and CEO

Thanks, Martin, and thanks, everybody, for joining us today. Let me start out by saying I'm extremely pleased with our second-quarter results, and I couldn't be more proud of the passion for leadership and continued executional excellence that has been exhibited by my entire DIRECTV team since the announcement of our merger with AT&T. We continue to focus on delivering the goods.

As we work to secure government approvals, and plan for a successful integration of DIRECTV with AT&T, we continue to deliver on the strategic imperatives we established of maintaining first-quartile growth in our industry. In the US, our results were entirely consistent with our goal of balancing top-line sales and bottom-line profitability, through the strategic initiatives we discussed last December that heightened our focus on the quality and profitability of subscribers, the overall customer experience, product innovation, and cost management across the enterprise.

In Latin America, our second-quarter performance continued to highlight strong consumer demand, driven by the strength of the DIRECTV and Sky brands, bolstered by an unrivaled suite of differentiated products and services. With these achievements, I'm pleased to report that DIRECTV delivered mid single-digit revenue and double-digit earnings and cash flow growth in the quarter.

Now before I turn the call over to Bruce and Pat for a more detailed review of our Latin America and US businesses, let just me offer a few observations. In terms of Latin America, on balance, I thought DIRECTV Latin America's second-quarter results were very solid, and consistent with the key financial and strategic priorities we shared with you at our Investor Day in December. Net additions of 543,000 new subs in the quarter were driven by a 10% increase in gross additions to 1.3 million, a new record high.

Clearly, the FIFA World Cup propelled much of this growth, but we are also continuing to see solid demand across the entire region, driven by our industry-leading HD and DVR services, as well as popular post-paid and pre-paid packages. With this strong subscriber growth, DIRECTV Latin America's revenues grew in the mid single digits, but perhaps more importantly, if you exclude the impact of foreign exchange, revenues grew around 27% in the quarter.

Shifting to margins, DIRECTV Latin America's OPBDA margin, although below last year, primarily I would point out due to the increased costs associated with the FIFA World Cup and the acquisition costs related to the record gross additions, those margins were right in line with our expectations. As such, we still intend on delivering the strong subscriber returns we shared with you at our investor day, as well as full-year adjusted OPBDA results, in line with Bruce's previous guidance.

Turning to DIRECTV US, I believe our second-quarter results continue to demonstrate the strong execution of the strategies we have established of delivering mid single-digit top- and bottom-line growth. As we have seen in recent quarters, benefits from our initiatives to focus on quality, loyalty, and profitability of subscribers are represented in our more than 5% revenue growth, which was generated mostly from strong ARPU growth.

In terms of margins, Pat will go into a bit more detail, but the benefits we're generating from our cost containment and productivity improvements are notable, resulting in many of our key cost areas growing slower than revenues in the quarter. Having said that, rising programming costs, particularly related to the large [resets] and excessive increases in retrans and sports fees, remains our greatest cost challenge. We remain committed to fighting on behalf of our customers to do everything we can to slow down these unsustainable cost increases.

I would also like to highlight that our focus on the overall customer experience and product innovation continue to strengthen our competitiveness in the marketplace. Case in point, the 2014 Satmetrix Net Promoter industry report revealed that DIRECTV's Net Promoter score more than doubled from the 2011 survey, improving 18 percentage points over the last three years, to make DIRECTV the top-ranked distributor in our industry-measured NPS, as we have been in the ACSI scores for many years, relative to cable.

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Also in the coming months, we will be launching some exciting new products from the road map we shared with you at investor day, including the ability to watch shows that aired within the last 72 hours, as well as significant enhancements to our popular NFL Sunday ticket offering, such as our new exclusive NFL Fantasy Zone channel, and the expansion of our NFL Sunday Ticket over-the-top service, for those customers who are ineligible to receive traditional DIRECTV service via a satellite dish.

Although we are in the early innings of making the DIRECTV customer experience a true competitive differentiator, I'm particularly pleased with our progress. Having said that, we must continue to take our game to an even higher level, as I'm confident that financial returns over the long term will be fully realized through happier and more loyal customers in an intensely competitive industry.

Overall, our second-quarter results, in total, for DIRECTV continue to demonstrate the strength of our businesses, and the more planning we do for our proposed merger with AT&T, the more excited I am about the opportunities for the combined Company.

As for the transaction itself, as you may have heard from AT&T last week, we have filed all of the initial documents required by the FCC, the DOJ, and key countries in Latin America. In addition to that, the SEC provided comments on the S-4 that AT&T had filed on July 1st. We're currently in the process of responding to them, and we fully expect to hold our shareholder vote in the September time frame.

Regarding our Sunday Ticket contract negotiations, I don't have anything new to report, but I remain very confident that we will have an exclusive deal completed for the service by the end of this year. That's about all I have relating to the transaction, so I would appreciate everyone focusing their questions on our core businesses.

Finally, before turning the call over to Bruce and Pat, let me highlight two important milestones that we recently achieved. First, it was announced that DIRECTV, the largest paid TV Company in the world, secured its place as a Fortune 100 Company in 2013. And second, in addition, last month, DIRECTV celebrated its 20th anniversary of delivering the industry's leading video service.

These are terrific accomplishments that have been realized through the efforts of many of our colleagues and employees at DIRECTV today and in the past. And I couldn't be more grateful for all of our DIRECTV employees, for our founders, for those that were innovative enough to think about putting these satellites into commercial use 20 years ago. I think our employees should be extremely proud.

DIRECTV's objective has always been to deliver the best video experience and service experience, and I'm confident together with AT&T, we will continue to raise the bar, drive innovation, and offer superior service to our customers.

With that, I will turn the call over to Bruce.

Bruce Churchill - The DIRECTV Group, Inc. - President of DIRECTV Latin America

Great, thanks, Mike. As you can see from our earnings release this morning, our results in Latin America continue to be strong, as the tremendous excitement surrounding the FIFA World Cup drove subscriber performance across the region above our expectations.

Local currency revenue growth was another highlight, as we continued to balance the economic tradeoff between retention spend, customer credits, and managing churn. In addition, we are making a solid effort to put through price increases in high inflation environments.

As we mentioned last quarter, our coverage of the FIFA World Cup did impact our margins, as we incurred greater fees in the quarter for World Cup rights, as well as for production costs associated with the tournament. OPBDA margin was also lower than last year as a result of costs associated with the record gross additions in the quarter.

Let me start with Brazil; looking first at the Brazil subscriber metrics, the second-quarter gross additions reached a new all-time high of 599,000, representing an improvement of nearly 9% over the prior-year period, driven by the impact of the World Cup on our advanced product sales, as well as our recently launched pre-paid offering.

Post-paid churn in the quarter was 2.56%, and while significantly better than the prior year, the comparison is not meaningful, given the significant churn issue we experienced last year at this time. As we have discussed on prior earnings calls, economic conditions for

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the cash paying segment of the mass market remain challenging, which results in higher churn from these customers if they have difficulty affording the full 12 months of programming that our post-paid model requires. Therefore, as we continue to try to migrate this group of customers to our pre-paid model, churn over the next several quarters will continue to be higher than we would like.

Net additions in the quarter totaled 137,000, lifting the Sky Brasil cumulative customer base to just north of 5.6 million, a 9% increase from a year ago.

Turning now to the financial results at Sky Brasil, in local currency, revenues grew 15% versus the prior-year period, driven about equally by subscriber and local currency ARPU growth. Reduced levels of retention credits and a 29% increase in total subscribers paying for advanced services drove the strong local currency ARPU performance.

As a result, the higher ARPU, in combination with our heightened focus on cost management, drove an 18% improvement in OPBDA versus the prior-year period, with margins expanding by 80 basis points. In dollar terms, revenue and OPBDA grew 7% and 10% respectively, as local currency performance more than offset a 7% decline in the average value of (inaudible) versus Q2 of last year.

Overall, Brazil clearly had a solid quarter, and we remain on track with regard to our local currency financial outlook, of approximately 10% revenue growth, and mid to high single-digit OPBDA growth for the year, when excluding last year's 70 million in [ecoji] gains.

Turning now to PanAmericana: in respect to subscriber metrics, subscriber demand also reached record highs with 713,000 gross additions in the quarter, reflecting an 11% increase over the prior-period's performance, driven by our delivery of the most extensive coverage of the 2014 FIFA World Cup, including more than 1,000 hours of our own related original programming.

Advanced product and pre-paid sales grew 42% and 15% respectively, while monthly post-paid churn fell 24 basis points to under 1.1%, the lowest rate in over four years. Adding it all up, PanAmericana posted an all-time record of 406,000 net additions in the quarter.

Roughly two-thirds of those net additions came from our pre-paid product, driven by both the strong lift in gross additions as well as a high level of reconnects. In fact, we had such a high level of reconnects that we experienced negative prepaid churn inside PanAmericana for the month of June.

Using the on/off metric, PanAmericana has just under 2.5 million prepaid customers at quarter end. I think it is important to note that the number of pre-paid customers who had service at some point during the quarter was actually over 3.4 million, or over 900,000 higher than the reported on subscriber number.

Turning now to PanAmericana's financial result, revenues in the quarter increases 42% in local currency terms, generated by a 15% increase in the average number of subscribers on the platform, and a 23% increase in ARPU, resulting from price increases, along with an 18% lift in customers paying for advanced services. In dollar terms, revenues increased 5% compared to last year, as the strong local currency growth was mostly offset by significant foreign exchange head winds, particularly in Argentina and Venezuela.

In dollar terms, OPBDA in the quarter declined to $149 million, and the OPBDA margin fell to 19% due to several factors, including unfavorable FX comparisons, the production and rights costs associated with the World Cup, higher subscriber acquisitions costs associated with a record gross additions, as well as the delay of a price increase in Venezuela.

So in summary, PanAmericana delivered a solid quarter very much in line with our expectations, leaving us on track to hit the full year guidance we gave you last quarter, for roughly unchanged revenues compared with last year, and a modest decline in OPBDA. I would also like to point out that excluding Venezuela, PanAmericana remains on pace to grow revenue OPBDA and cash flow before interest and taxes in dollar terms.

Additionally, I would like to mention Sky Mexico, whose results were released by Televisa a few weeks ago. Sky Mexico added 203,000 net additions in the quarter, bringing their cumulative total of subscribers to just under 6.4 million. In addition Sky generated mid single-digit growth in revenues and OPBDA in the quarter.

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One final point before turning the call over to Pat. It probably has not escaped anyone's attention that year to date, DTVLA has added over 900,000 subscribers, which in the context of our full-year guidance of 1 million net additions, begs the question, will I be changing our full-year guidance? The short answer is no.

Given the huge run-up in prepaid subscribers in this past quarter, I expect that the trends will reverse both World Cup, which could result in negative net adds in the third quarter. Therefore, we still expect to end the year in line with our full-year number, based on a return to more normal sales and churn patterns in Q4.

Overall, I continue to be pleased with Latin America's results. Our team continues to demonstrate its ability to adapt and navigate through the turbulence and challenges that come with operating in the region. This stability underscores my bullish stance on the long-term prospects for our business.

With that, I will hand it over to Pat. Pat?

Pat Doyle - The DIRECTV Group, Inc. - EVP and CFO

Thanks, Bruce. DIRECTV US delivered yet another quarter of strong results, as our financial and operating performance exceeded our internal expectations across the board. Looking first at subscribers, although DIRECTV US experienced a net loss of 34,000 customers in the quarter, this performance reflects a 50,000 subscriber improvement over the second quarter of last year.

Gross additions were up 8% on a year-over-year basis, demonstrating that the DIRECTV brand and service continues to resonate strongly in the marketplace. Specifically, we saw strong results this quarter in our consumer electronics, direct sales, and local service provider channels, partially offset by continued declines from our telco partners. Churn in the quarter of 1.55% was up 2 basis points over the last year, due to an increase in voluntary churn.

I would like to point out that as we exited the second quarter, we did see an uptick in the competitive landscape, as new customer promotions offered by both cable and the telcos were more aggressive. To the extent these trends continue, we may see an impact on gross additions and churn going forward.

Additionally, based on our most recent lifetime value calculations, we refined our credit policies, which also could have an impact on new subscribers coming on to the platform in the back half of the year. That said, increased competitive activity was contemplated in our 2014 guidance, and we are still on track to deliver positive net additions for the full year.

Looking next at the top line, revenue growth of 5.5% was solid and slightly ahead of our growth rate in Q2 of last year. This performance continues to highlight the strength of the DIRECTV brand in the marketplace, and was driven by ARPU growth of 4.6%, demonstrating our pricing power amidst a challenging US operating environment.

Consistent with recent trends, the key drivers of our ARPU growth, other than price increases, were increased penetration of both new and existing customers, paying for advanced services. In particular, our whole home DIRECTV Genie, as well as our enhanced warranty program.

60% of our residential subscribers now have an HD DVR, up from 55% a year ago, adding about 1 percentage point to our revenue growth in the quarter. In addition, our enhanced warranty program just surpassed the 50% penetration mark, and we're on track to generate $1 billion of revenue from this very successful offering, which represents a 20% increase over 2013.

ARPU also benefited from a 17% increase in ad sales, driven by addressable advertising, which nearly doubled in the quarter. This continues to be a great success story for DIRECTV, and we now expect revenues from the high margin addressable segment to increase over 70% this year.

In addition, commercial revenues continued to grow nicely, with another double-digit increase in the quarter. This is another area that we expect to generate $1 billion of revenue in 2014.

Moving now to the bottom line, operating profit before depreciation and amortization margin improved for the eighth time in the last nine quarters, driving OPBDA growth to nearly 6%. Margin improvement was seen across most of the P&L, led by upgrade in

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retention costs, as lower equipment costs continue to drive the majority of the margin increase. In addition, disciplined expense management and improved productivity from prior-year investments resulted in our subscriber services, broadcast operations, and G&A, all growing in line with or slower than revenues.

Mostly offsetting these improvements were higher total SAC costs driven by an increase in gross additions. That said, our cash SAC rate per subscriber decreased $33 compared with the prior-year period, marking the third consecutive quarter of year-over-year declines. This improvement was driven by lower box and equipment costs, higher usage of refurbished boxes, efficiencies in our direct marketing channel, and the impact of higher gross additions on our relatively fixed marketing spend.

Content costs also increased in the quarter, primarily related to annual programmer rate increases, as average programming costs per subscriber, or ACPU, grew at 5.5%. Our commitment to hold out against exorbitant price increases demanded by certain programmers helped us perform ahead of our plan in the quarter.

That said, I would like to reiterate that we continue to expect 2014 ACPU to increase at the low end of the 7% to 9% growth-rate target we gave for the 20 to 2016 time frame. This is driven primarily by contract renewals that will take effect in the third and, in particularly, the fourth quarter.

Looking quickly at our Q2 consolidated results, diluted earnings per share grew 35%, to $1.59 in the quarter, driven by a 22% increase in net income, as well as our share repurchase program. Net income growth was primarily driven by 5% growth in consolidated operating profit, as well as pre-tax charges in the prior period of $39 million related to foreign exchange translation adjustments at Sky Brasil, as well as $59 million associated with a deconsolidation charge for Root Sports Northwest.

In addition, we continue to generate strong free cash flow, as it increased 24%, to $652 million in the quarter, driven by higher OPBDA, lower set-top box costs at DIRECTV US, and the timing of set-top box purchases at Latin America.

And wrapping up with the balance sheet, we repurchased just under 6 million shares of DIRECTV stock for $491 million in the quarter. Keep in mind that we halted our buyback program in May, per our merger agreement with AT&T.

Before wrapping up, I would like to make a few comments about our outlook which, as you have heard, both DIRECTV US, and DIRECTV Latin America are on track to meet guidance for all of their key metrics. In addition, we continue to target adjusted EPS growth in the mid to high single digits from $542 a year ago. This excludes the Venezuela devaluation charges in Q1 of 2013 and 2014.

We also continue to expect free cash flow growth to increase approximately 10% over 2013 levels, as the negative impact from the Venezuela devaluation is anticipated to be offset by lower full-year CapEx spending at both the US and Latin America. In summary, 2014 is shaping up to be a solid year.

So with that, I will turn the call back to Martin.

Martin Sheehan - The DIRECTV Group, Inc. - VP of IR

Thanks, Pat. Before moving on to Q&A, investors should note that we have members of the media on this call in a listen-only mode. I would like to remind the media that they are not authorized to quote any participants on this call, either directly or in substance, other than the representatives of DIRECTV. In addition, we are web casting this call live on the Internet, and an archived copy will be available on our website starting tomorrow, August 1.

Finally, please limit the number of questions you ask to one or two, to allow for time for other participants to ask questions. And again, please adhere to our request that questions be focused around our Q2 results and operations.

Operator, at this time, we are ready for the first question.

QUESTION AND ANSWER

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

Operator

(Operator Instructions)

We will go first to Ben Swinburne with Morgan Stanley.

Ben Swinburne - Morgan Stanley - Analyst

Good morning, guys. Mike, a couple of questions on the programming side. I don't know if you can comment yet, I know you are in the process of negotiating with Disney, but can you give us any updated thoughts you have on what the PSS idea might mean for DIRECTV? Is it something you think could be helpful in addressing the lower end of the market around affordability? I know it is an issue you care quite a bit about.

And then somewhat related but different part of the programming story, on the Dodgers network we saw Time Warner Cable today reduce their guidance, now factoring in no additional distribution. So I guess we know how they feel about the rest of the year. But the FCC has gotten involved.

I don't know if you would comment on what your outlook is there, and whether you think the SEC role has any impact on DIRECTV beyond just this specific situation.

Mike White - The DIRECTV Group, Inc. - President and CEO

Sure. Good morning, Ben. Happy to. Look, we continue to discuss with Disney our overall deal. We have agreed on rates for the SEC network, but we don't yet have a launch date, but we are hopeful and optimistic that we will be launching that network.

On the PSS, concept, we have looked at it. We are continuing to look at it; it is a bit of a challenging concept to be honest with you, given the bundling when you look across the entire ecosystem, to be able to get the right number of best channel offerings that folks would want to see at a price point, sub $30. And so,I think it is certainly an interesting idea.

I think it is certainly in the industry's interest, if we could find a way to better service many of the both millennials, apartment dwellers, and low-income Americans that want paid TV, but it is so overpriced today, that they are missing out on that opportunity. So we certainly see the strategic opportunity to service that segment, but it is a very tough challenge when you talk to other, beyond Disney, when you talk to other media companies about rights. And what you might do and the bundling that would end up getting jammed into it, it gets really hard to get to a price point that makes any sense, without having a massive trade-down risk on both revenues and profits, for both distributors and the media companies.

It is certainly an idea that we are exploring. I think frankly we are more excited about some of the other things that we talked about in December, which is using an over-the-top approach to look at niche markets, like ethnic markets, as well as what we are looking to do with our NFL Sunday Ticket this year, where we will be offering it on 10 university campuses and we are targeting 3 cities to test a more aggressive approach to servicing customers who can't get DIRECTV.

With regards to the Dodgers, let me just make a couple of comments, Ben. First of all, I appreciate the concern of the Congressional delegation and Chairman Wheeler about this unfortunate commercial dispute. And certainly, we are frustrated with the process, as it has evolved.

My overriding concern has always been to do what is right for our 1 million plus subscribers in the LA area. And in that regard, the challenge with this thing is that, it is this and the Lakers deal that Time Warner Cable did, create stratospheric pricing in the Los Angeles market, that if you did it for all of the sports teams that LA subscribers have to pay for, you would be at $26 per subscriber per month in the bill. And that's a huge tax, particularly, on the many households that don't watch sports.

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I might note that last year, the Dodgers viewership was, on average, 128,000 for any given game out of a total paid TV marketplace in the LA area of 4.4 million. I'm pleased with our performance in LA. Our gross adds were up strongly, and we were actually positive net adds in the LA area in the quarter.

With that said, we are always open to discussion. In June, we put forward a proposal that would have compensated the Dodgers equivalent or more than the entire rights fees they got from all distributors combined in 2013, and it was rejected out of hand by Time Warner Cable.

We will always negotiate in good faith; we are always open to meet and discuss. Quite honestly, I am willing to consider some kind of mediation, but I don't yet know what Time Warner Cable has in mind in that regard. And frankly, without the active and constructive participation of the ownership of the Dodgers, it is hard to see how you would get any resolution to this dispute.

But look, we like the Dodgers as a team, and we would love to carry them on DIRECTV. But right now, I would say we are where we are.

 Ben Swinburne - Morgan Stanley - Analyst

Thanks for all of the color.

Operator

And we will go next to Vijay Jayant with International Strategy and Investment Group.

 David Joyce - ISI Group - Analyst

Thank you. You talked -- this is David Joyce. You talked about your addressable advertising growth. I was wondering if there are any technologies you have in place or could be underway where you could help monetize some time-shifted viewing, along with the help of the content companies? Thank you.

 Mike White - The DIRECTV Group, Inc. - President and CEO

Hey, David, we look at all of that. By the way, we are probably also excited about the new political effort we are doing in partnership with Dish, and expect that to also leverage our add sales results this fall. We have the capability to insert adds into on-demand, in a kind of a realtime way.

We frankly don't think that is going to improve the customer experience to get in the way of the way customers watch their DVR recorded content; our customers love the Genie product. We think it is a best-in-class DVR, and frankly, I think the industry probably, if you put too much of an ad load on the on-demand stuff, you are just going to chase the viewers to want to want to watch it on the DVR.

We see the DVR as an integral and important part of our future. As Pat pointed out, it is now 60% of our customers that have it, but we are not expecting to try and drive ad sales onto the DVR experience at this time.

 David Joyce - ISI Group - Analyst

Thank you.

Operator

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We will go next to Amy Yong with Macquarie.

Amy Yong - Macquarie Research Equities - Analyst

Thanks, two questions for me. Can you talk a little bit about some of the points of negotiation between you and the league? Do you still plan on offering the NFL Sunday Ticket for free? Any other points that are keeping you from announcing something in the interim?

And then my second question is, can you elaborate about the competitive landscape in the space? Do you anticipate any integration noise from cable, as they swap between Comcast and Charter? And can you comment on any promotional activity from Dish in the quarter? Thanks.

Mike White - The DIRECTV Group, Inc. - President and CEO

Thanks, Amy, appreciate it. Look, every deal we do these days is incredibly complex because you get digital rights involved; you've got rates. You've got packaging. You got a lot of non-financial things that have to get sorted.

We continue to make very good progress in our discussions with the league. I think the league is very committed to trying to get this deal done, based on comments that I think Commissioner Goodell made recently. And certainly, that has been my experience personally, and so, I'm very excited about it.

Clearly, I think one of the areas that we are both trying to sort through are the digital rights and how those might evolve, and more than the rights, what the right -- what the smart way is for us to continue to monetize the NFL Sunday Ticket package. And I think that is why you see us expanding this year, with the approval of the league, to go look at college campuses, to look at apartments, and to look at some inner city areas that maybe DIRECTV satellite doesn't as effectively serve, and see if we can find some new openings there.

And obviously, I think some of the learnings from that experience over the next 45, 60 days will also help both the league and us in assessing the digital aspect of this going forward, but I think I would have to leave it at that. But I'm still feeling very optimistic about our ability to get that deal done.

In terms of the competitiveness, I think Pat pointed it out. Look, it has always been a very competitive industry, but I think with the revitalization of charter, with the revitalization of Time Warner Cable and the continued aggressiveness of the telcos, as well as the normal competitiveness from ourselves Dish, and Comcast, Cox and others, it is certainly a very competitive space right now. I would say we've seen an uptick in competitiveness, as Pat said, coming towards the end of the second quarter.

I frankly don't think integration noise is the way I would look at it, and I'm not expecting that to play much of a factor, if any. Dish continues to be very aggressive in their promotions, but so is everybody. So I don't -- I wouldn't highlight one competitor or another. I think the entire industry has probably gotten somewhat more competitive with upfront discounts and gift cards and so on and so forth, and I don't expect that to continue in the quarter. So I think we could see some impact in our net adds in Q3, but as Pat said, we still expect it to be positive for the full year.

Amy Yong - Macquarie Research Equities - Analyst

Thank you.

Operator

And we will go next to Craig Moffett with Moffett Nathan son.

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

Craig Moffett - MoffettNathanson LLC - Analyst

Yes, hi. Mike, there were some reports over the last couple of weeks about making the NFL Sunday Ticket much more available to non-subscribers, that you had in some way relaxed your restrictions. Is that the case? And have you seen a big uptick in the availability, or in the subscribership to the NFL Sunday Ticket for online only?

Mike White - The DIRECTV Group, Inc. - President and CEO

It is too soon for me to say what the uptick would be, since we just started to sell it, but actually there is no change in my mind. I think what we did do, Craig, is we've got a package that we are going to market to 10 college campuses to try and get some experience there, and see how that market looks and whether there is a pure play that you could offer on college campuses more broadly perhaps in the future, but we're launching in 10 campuses there.

But in that sense, no we did add Xbox, so last year we only had PlayStation, I think, 3 or 4. Now you've got the Xbox platform, that will be available this fall. So we've made some changes in terms of providing other avenues of distribution, and we certainly hope to get learnings this year out of that experience.

And always, I think it is a tradeoff of when I look at the MLB.com, it is not clear to me that the digital pennies problem makes that a huge opportunity. But certainly, both the league and we have had discussions, and are both interested in ways to expand the subscribership of NFL Sunday Ticket, if we can do it in a smart way, recognizing that it is an important promotional tool for our satellite sales.

Craig Moffett - MoffettNathanson LLC - Analyst

Thank you.

Operator

We will go next to Mike McCormick with Jefferies.

Mike McCormack - Jefferies & Co. - Analyst

Thanks. Mike, you're talking about the competition in the US. Are you seeing -- is this really a triple-play offer that is driving the higher competitive thread, or is it a pricing action? And then thinking about the US market, and the move towards bring your own devices, do you anticipate more of a movement away from Genie-type boxes, and obviously they're quite expensive, and into a BYOD with an IP-gateway-type system in the home? Thanks.

Mike White - The DIRECTV Group, Inc. - President and CEO

Thanks, Mike. It is an interesting question on the competitors, Mike. I think it is -- you see a little bit more on gift cards, but I would say, I almost think of it more in terms of the GRP noise. Everyone is advertising aggressively, and you probably didn't have all competitors that were as aggressive a year ago in advertising and aggressively pushing their promotions. So in some ways, I think it is more the noise level on the airways.

And I think if you look at the triple plays, it is mostly triple plays that the cable companies are focused on. They tend to be a little bit -- sometimes a little deeper discount, or supplemented with a gift card, but I don't think there is anything beyond that, but I certainly think you see a lot more GRPs out there in terms of noise around advertising.

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

In terms of the BYOD, actually we see it a little differently, Mike. We see both BYOD as an integral part of our in-home strategy going forward, but we are still very committed to having, and I think I said this in December, our ideal vision is one box, one wir0e, and everything else is wireless and boxless in the home. Because the cost of storage is declining so fast and the cost of processing power is decaling so fast that we see it as a competitive advantage to continue with our hybrid connected home, satellite, cloud-connected experience, is the best way for us to go, to give the consumer the best experience, we think, in the industry.

Mike McCormack - Jefferies & Co. - Analyst

And I'm just wondering if that younger demographic is not more moving to an asset light-type model as a paid TV subscriber.

Mike White - The DIRECTV Group, Inc. - President and CEO

I think there is a lot of questions about the younger consumers that are way beyond just that. I think they would love to see everything for free, and they would love to see a la cart, which I don't think the media companies are likely to participate in. And some of what they would like to see, we would like to see, but I would say no. I don't think it is likely to be driven by that frankly, and as I said, we're committed in our TV everywhere platform to making a seamless experience broadly available across whatever device you want, wherever you want to watch it. But it is primarily restricted by the rights landscape, Mike.

Mike McCormack - Jefferies & Co. - Analyst

Thanks, Mike.

Operator

We will go next to Frank Louthan with Raymond James. Frank, your line is open.

Mike White - The DIRECTV Group, Inc. - President and CEO

Hello?

Operator

We will go to James Ratcliffe with Buckingham Research.

James Ratcliffe - Buckingham Research - Analyst

Thanks for taking the question. Two, if I could. One for Pat and one for Bruce. Bruce, looking at flat M-ARPU, and particularly in Brazil, it was basically same growth trend as in 1Q, and it was a little surprising given the surge in pre-paids for the World Cup. Can you help us think about what we should expect in terms of ARPU trends there in 3Q and later, as you see some of those World Cup driven pre-paids drop off?

And second, Pat, you mentioned that have you done some refining your credit policies in the US, and some changes to your customer lifetime model. Any color you can share with us on that, on what levers are getting pulled or what is getting more or less important? Thanks.

Bruce Churchill - The DIRECTV Group, Inc. - President of DIRECTV Latin America

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

 I will start on the Brazil ARPU question. It is actually -- you're correct in pointing out that we have had quite a bit of growth in the pre-paid, so you would think that would drive the average ARPU down. But frankly, offsetting that is a conscious decision on our part to reduce the number of discounts that we have been giving, particularly to cash-paying fit and light customers, which are the two smallest packages, or the more mass-market packages.

And there is obviously a bit of a trade-off there, which is why you see the churn a bit elevated. But that is a decision that we have consciously made. And we think we are better off trying to migrate the subscriber that really cannot afford to pay on a post-paid basis 12 months out of the year, to migrate them more to a pre-paid model, in lieu of giving them discounts every other month, for example, which used to be the historical practice.

So that's what has been, I think, much more of a factor in terms of driving up the local currency ARPU in Brazil, and I don't foresee us changing that position for the rest of the year. So the ARPU trends will remain where they are in local currency.

Pat Doyle - The DIRECTV Group, Inc. - EVP and CFO

James, on the -- on our lifetime value accounts and credit models, I think what we saw in some of the recent trends and also refining it down to even smaller and smaller segments, is are there some segments, particularly the high-end segments, where there is probably even more value creation in those customers than we have seen in the past. And on the flip side, particularly with rising programming costs and pressure on pricing on the lower income households, we are probably seeing less of a return on those.

So we made a decision to reallocate more of our investment to the high end customer. As you can appreciate, they are less attracted to offers. They are harder to get, versus the lower income households. So we feel like doing that trade-off, it is a good value creation. It is the right thing for us to do for the Company. But by doing that, we are going to give up some gross adds, but they are going to be the lower value in exchange for the higher value customers we're looking for.

James Ratcliffe - Buckingham Research - Analyst

Great, thanks.

Operator

We will go next to Matthew Harrigan with Wunderlich Harrigan.

Matthew Harrigan - Wunderlich Harrigan - Analyst

Thank you. First question, can you update us on Mobile Broadband and Latham and whether there is a desire to get more aggressive in more markets?

And then secondly, my somewhat embarrassing default question, Mike, you've talked a lot about 4K and the past and the advances you have you on distribution, and the nuances of the quality of the signal relative to what the cable guys can offer. I'm asking this almost as a consumer as well. Can you update us where you are in that process? I know you don't think it is a complete game changer, but still seems like an area we could be advantaged for a bit.

Mike White - The DIRECTV Group, Inc. - President and CEO

Sure. Bruce, you want to go first?

Bruce Churchill - The DIRECTV Group, Inc. - President of DIRECTV Latin America

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

Starting with our fixed wireless broadband, we are continuing with the plan that we laid out in the investor day. We now operate in 40 cities in Brazil. We have also launched in Columbia. We started sales for the first time in June, so there is obviously virtually no effect so far in terms of actual sales or impact on the P&L. And we do expect to launch in Peru in the fourth quarter, as indicated last December.

I would say the one area that we are lagging in is Argentina, and that is a combination of some political and governmental bureaucracy in terms of our ability to get permissions and things like that, to move forward, as well as some of the issues that country is facing in terms of being able to exchange foreign currency to purchase equipment for import in order to build out networks. So I would say in the end, I think we guided, we mentioned something in the range of 200,000 subs for this year. We will be a little short of that, but that entire shortage will be in Argentina.

Mike White - The DIRECTV Group, Inc. - President and CEO

And on 4K, Matthew, I'm certainly excited about it. We expect to be able to do 4K VOD, before the end of the year. We're working to secure some content, because that is one of the challenges, is getting content that is shot in 4K, and we expect certainly in 2015, or early '16, to be able to stream live content. That will somewhat depend on the scheduled launches we have of two new satellites with the US business that will be going up over the next 18 months. So as we get those satellites up in the air, certainly that is going to unlock a tremendous amount of incremental capacity for our system, and we fully expect some of that capacity to be used to be able to stream 4K content.

Matthew Harrigan - Wunderlich Harrigan - Analyst

And would you expect the QOS to be discernible from the 4K on cable, as it is with HD right now? I've seen some of the prototypes, and some of the satellite delivered stuff does look a lot better.

Mike White - The DIRECTV Group, Inc. - President and CEO

I haven't seen -- I know Comcast is working on it, Matthew, and I haven't seen their execution. I'm sure they will do a great job. But we certainly expect fully with the two new satellites going up, it is going to give us a unique advantage of capacity to be able to provide a great customer experience. And as I said, we actually hope even before we get those satellites up to do VOD before the end of the year.

Matthew Harrigan - Wunderlich Harrigan - Analyst

Thank you.

Operator

And we will go next to Tom Eagan with Telsey Advisors.

Thomas Eagan - Telsey Advisors - Analyst

Great, thank you very much. First question for Bruce, the release mentions OPBDA margins were negatively impacted by inflation and price increases timing in Venezuela, so do you expect that to continue into July? Or did it continue into July?

And then for Mike, I was wondering if you have the contractual ability to expedite any of your cable or broadcast network renewals ahead of time, so before any potential consolidation among the other players? Thanks.

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

Bruce Churchill - The DIRECTV Group, Inc. - President of DIRECTV Latin America

Look, I hope in the second half, we are going to be able to keep a better match between our price increases and inflation costs. We actually did put through a price increase in Venezuela, but it didn't -- it was in July, or rather in June, so it didn't really have as much of an impact in the quarter as we had originally hoped. I expect we may put another one through before the end of the year. So what we're hoping that with that pattern, we will be able to stay ahead, and in other words, maintain the margins for the second half in Venezuela.

Mike White - The DIRECTV Group, Inc. - President and CEO

Tom, I wouldn't want to get into the details on our specific programming contracts. I think suffice it to say also, we haven't even had our shareholder vote yet, so we continue to run our Company in the best interest of our shareholders, without consulting with AT&T. And we are going to do the right thing for the business; that's -- my whole team is doing that, I think, to continue to drive the strategies we laid out in December. So I think we wouldn't want to get out in front of this thing too much.

Certainly, we have done some pre-planning with outside counsel present on beginning -- on the very, very early stages of it, of beginning to think about integration planning. But in the meantime, all of the decisions that we are making on programming, carriage, and otherwise, we are doing the right thing for DIRECTV, regardless of what happens with the merger.

Thomas Eagan - Telsey Advisors - Analyst

Right, and so I guess what I was thinking was with the prospect of say whether it is a CBS Viacom or a Time Warner-Fox, before we see any of that really happen, do you guys have the rights to actually renew ahead of time?

Mike White - The DIRECTV Group, Inc. - President and CEO

I'm not sure, but we don't have any plans to try and do that, no.

Thomas Eagan - Telsey Advisors - Analyst

Okay, great, thank you.

Operator

We will go next to Marcy Rycvicker with Wells Fargo.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

Thanks, along the lines of consolidation and content, do you feel like there is going to be any impact on paid TV going forward, for example if Time-Warner and Fox get together, that's the first question? And then we spent so much time on the competitive environment in the US, I don't know if there has been any change in Latin America or if perhaps it is just being colored by the World Cup, or any comments you can say there, thank you.

Mike White - The DIRECTV Group, Inc. - President and CEO

I will be brief and then I will turn it over to Bruce, Marcy. Look, our and my primary focus has been on successfully running our business, as I just said, and planning for a successful integration between us and DIRECTV and answering all of the questions from

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

the regulators. I just don't think it is appropriate for me to comment on hypothetical media mergers that may or may not occur. Bruce, on Latin America?

Bruce Churchill - The DIRECTV Group, Inc. - President of DIRECTV Latin America

Look, I would say there wasn't anything dramatically different about the competitive scenario in Latin America, other than the fact like us, everybody tried to take advantage of the World Cup. I think particularly in our PanAmericana platform, we demonstrated that we were, in many ways more successful than most, and that we actually had a lot of games in some territories; we had a lot of exclusive content that we put on that most state TV distributors did not. We were the number-one media brand that was recognized coming out of the World Cup, number four overall in Latin America. So even ahead of some of the big sponsors.

It was a huge uplift for us, and I think we took advantage of it many ways as best as we can. We were also very successful with an app that we had. We had over 1.6 million downloads and millions of streams of some of our subscribers watching games online. It was a big event for us, a big success, but it was clearly the dominating event for everybody.

Marci Ryvicker - Wells Fargo Securities, LLC - Analyst

Thank you.

Operator

And we quill go next to Tuna Amobi with S&P Capital.

Mike White - The DIRECTV Group, Inc. - President and CEO

Hello, Tuna? Are you there?

Operator

It appears that caller has disconnected. We will go next to Richard Greenfield with BTIG.

Richard Greenfield - BTIG - Analyst

Hey, Mike. I know that you're very confident on renewing your NFL deal. I was just curious, though, I believe the NFL has talked about you currently being in an exclusive negotiating period. Just wondering if you could give any time frame on when your current deal does go non-exclusive, which would allow other people to bid, if you haven't yet finalized and announced your deal that you hope to announce? Thanks.

Mike White - The DIRECTV Group, Inc. - President and CEO

I'm not going to comment on that, but other than to confirm that we are in an exclusive negotiating period. And I am optimistic that we will complete our negotiations before it expires.

Richard Greenfield - BTIG - Analyst

Thank you.

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

Operator

And it looks like we have Tuna Amobi back on the line from S&P Capital IQ.

Tuna Amobi - S&P Capital IQ - Analyst

Hello?

Mike White - The DIRECTV Group, Inc. - President and CEO

Hey, Tuna, we are here.

Tuna Amobi - S&P Capital IQ - Analyst

Hello, you can hear me?

Mike White - The DIRECTV Group, Inc. - President and CEO

Yes, we can hear you.

Tuna Amobi - S&P Capital IQ - Analyst

I apologize for that; it seemed like a technical problem. So my question was actually on -- one of my questions is on LifeShield. I think now that you are nearing the first anniversary of that purchase, can you share with us any kind of impact it is having on the business, any kind of metrics that you track? And anything else that you can tell us about potentially scaling up that business, if it is in the radar?

And then separately --

Mike White - The DIRECTV Group, Inc. - President and CEO

Go ahead.

Tuna Amobi - S&P Capital IQ - Analyst

Sorry.

Mike White - The DIRECTV Group, Inc. - President and CEO

Go ahead, Tuna.

Tuna Amobi - S&P Capital IQ - Analyst

Okay, my other question was on the telco channel, he comments that were made on the prepared remarks, I think it was by Pat. Have you seen anything in the telco channel, specifically with regard to Verizon, since the deal announcement, what kind of trends are

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

happening there? Are they pretty consistent with what you have been seeing there, or has there been a shift since the AT&T deal announcement? Any color on that would be helpful. Thank you.

Mike White - The DIRECTV Group, Inc. - President and CEO

Sure. So on the first question, Tuna, look, we are very pleased with the progress we are making with LifeShield, but frankly, this is a very -- we're piloting it in a small percentage of the US, mostly to make sure that we can install it well. There is a licensing, a separate set of licenses you have to get that are local-specific.

The good news is, so far, the experience that the customers have had on the -- I did do a recent review of it, and the time it takes to make the sale, the install is consistent with all of the engineering we did on compensation for our techs, and the product works quite well. So we are very pleased with that. I think we probably roll it national probably by the end of the year, maybe early next year.

So I think it is too soon; the numbers are immaterial from a sub-standpoint. But we are certainly excited about it, and think it is a great opportunity for us, as we look at where the home automation is going longer term.

On the telco channel, I will let Pat talk on the metrics, but just to reiterate, after the announcement of our merger, I personally spoke with the CEO of all of our telco partners and reiterated our commitment. And I think Randall has, by the way as well, to continue the relationship that we have with them, and so I can't say we have seen any different. Verizon is a small percentage of our telco channel now, because they sold off most of their wire line business. But I can't say that I have seen a big change. Pat?

Pat Doyle - The DIRECTV Group, Inc. - EVP and CFO

Tuna, I think as Mike said, we get about 10% of our gross adds through our telco relationships. But Verizon and partly because of some of the other directions they have taken, they have run about 1% of our gross adds, so they have been very small for a while. So there is not much that can change there, just based on their size today.

Tuna Amobi - S&P Capital IQ - Analyst

Okay, thank you.

Operator

And it looks like we have time for one more question, and we will go to Jason Bazinet with Citi.

Jason Bazinet - Citigroup - Analyst

I just had a slightly longer-term question for Mr. White, one that maybe is a bit backward looking. When I look at just the supply of [SFOD] content that is out there and stagnant wage growth, and stagnant or declining cable ratings, and food inflation, it is hard -- and then I look at the paid TV subs across the sector, including yours and they look relatively benign. And it is hard for me to square all that, and so my question is this: is DIRECTV pursuing more initiatives in the US to try and retain subs in a different way than they have in the past? Or do you think we are really just -- anyone that is concerned about the paid TV market contracting is misdiagnosing the broader threat? Thanks.

Mike White - The DIRECTV Group, Inc. - President and CEO

You're asking one of the questions for the ages that I think about a lot at night. First of all, in terms of what we're doing, actually, our spending on upgrade and retention, as you saw in the quarter, is down this year. So we are not doing something dramatically different. On the other hand it was up quite a bit last year, as we were investing in Genie boxes.

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

I would say, though, more importantly, Jason, what we have been focused on is improving the customer experience, to try and get customers to be more excited about staying with DIRECTV over the long haul, and it is paying big dividends. Our call volume is down double digits, as I recall, our on-time arrivals are up 4%, our service [rec] rolls are down 8%, equipment replacements are down 14%, and customer escalations are flat. So I think all of the work that we have been doing on the customer experience is an integral part of trying to make us the best service that customers want to stay loyal to.

In addition to that, it is obviously all about innovating with the product. As it relates to SFOD, we too see that as an opportunity. And we will have more to say about that probably in the next couple of months, because we've got some stuff we're working on for later this year, as I said earlier in my remarks. And you will see the Sunday Ticket stuff even sooner than that.

Look, I've been pretty vocal, I suppose, in the industry, that I think we have a collective responsibility, between both the media companies, and all of us distributors, to realize that the bottom one-third of the bottom half of America is still struggling. I see it in the complaints I get, that most of them can probably afford $50 a month, and our average ARPU is $100. And whether it is the PSS concept or something else, the only way we are going to get there is with more flexibility and packaging from the media companies, that will enable us to better serve those customers. But we all want to do it in a way that doesn't cannibalize the collective ecosystem.

It is a tough challenge. We continue to look for other ways to find a lower cost to serve. We try and take learnings from Latin America. We've got some new ideas on how we might do a slimmed-down box and then have a Lego model where you can buy your DVR extra and click it on top. So we are looking for lots of ways to try and make sure we continue to service that segment, and no doubt, it is a concern that as the paid TV bill continues to rise, there is more and more frustration on the part of our customers about that. And we are doing the best we can to try and respond to those concerns.

Having said that, heck, our results speak for themselves, I think. Our performance was better than last year; we still expect to be positive in net adds for the full year. We were positive last year, recognizing that the housing market is still terrible. And I think you have got millennials that are increasingly delaying moving out of their parent's home by a decade. So you've got a lot of things that suggest to me that over the next three or four years you're going to have to, at some point, have an explosion in household occupation, and I think that would certainly help the industry.

But no easy answer. It is one of the tough issues we wrestle with.

Jason Bazinet - Citigroup - Analyst

Thank you for the answer.

Operator

Thank you, everyone. And this does conclude today's DIRECTV second-quarter 2014 earnings conference call. You may now disconnect your lines, and have a pleasant afternoon.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory

JULY 31, 2014 / 06:00PM GMT, DTV - Q2 2014 Directv Earnings Call

approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV.  In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger.